SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending 31 January 2002.

         Securitisation Advisory Services Pty Limited, as manager of the
                         Series 2001-1G Medallion Trust
                 (Translation of registrant's name into English)

              Level 8, 48 Martin Place, Sydney, NSW 2000 Australia
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or
                      will file annual reports under cover
                             Form 20-F or Form 40-F.

                    Form 20-F __X__            Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___      No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________

OTHER EVENTS

On 20 April, 2001 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2001-1G Medallion Trust (the Trust), publicly issued US$1,100,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due 18 August 2032 (the Notes) pursuant to a registration statement (No. 333- 58094) declared effective on April 3, 2001. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,540,000 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,098,460,000 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On August 18, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On November 19, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On February 19, 2002, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2001-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                                   Securitisation Advisory Services Pty Limited, As Manager for the Series 2001-1G
                                   Medallion Trust,
                                   ---------------------------------------------
                                   (Registrant)



Dated: February 21, 2002           By:  /s/ Alicja Blackburn
                                   ---------------------------------------------
                                   Name:  Alicja Blackburn
                                   Title: Authorised Officer

Exhibit Index


Exhibit           Description
-------           -----------

99.1 The Quarterly Servicing Report for the Distribution Date on 19 February, 2002.

99.2              Required Collateral Information